APPENDIX A:
RISK FACTORS

Risk Factors

EXHIBIT 1

CERTAIN RISK FACTORS

In addition to the risk disclosures set forth in the Subscription Agreement and in the offering materials, as supplemented from time to time ("**Offering Materials**"), available to the undersigned on the Tallgrass Pictures LLC ("**Company**") offering profile at https://www.mainvest.com, each purchaser of Units in the Company (referred to herein as "**Investor**" or "**you**," or collectively as "**Investors**") is urged to carefully consider the risk factors discussed below and to consult its own advisors with respect to the offering of Units by Company (the "**Offering**") prior to making an investment.

The rights and obligations of the Members of the Company are set forth in the Operating Agreement of Tallgrass Pictures LLC ("**Operating Agreement'**). A copy of the Operating Agreement is included as Appendix C of the Offering Materials. Investors are encouraged to review the Operating Agreement and the other Offering Materials before making an investment. Any capitalized terms not defined herein shall have the meanings set forth in the Operating Agreement.

In addition to their own investigation and examination of the Company, the Manager, the Offering Materials, the market and other risks, Investors in the Company should consider, among other things, the following (with the understanding that the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company).

The Company's current business of owning and operating IZOLA artisanal bakeries and the marketing, licensing and sale of products and services using the IZOLA's trade name will be referred to below as "IZOLA."

THE UNITS ARE A SPECULATIVE INVESTMENT; YOU MIGHT LOSE YOUR MONEY

The Company's current business, the development and operation of IZOLA artisanal bakeries, is in the early stages of its development on which to base an evaluation of its business and prospects. Investors in the Company should understand that the market for IZOLA's products and services has not been tested beyond IZOLA's initial retail location and many variables, both anticipated and unanticipated, may affect the success of IZOLA.   No assurance can be given as to the ultimate success of IZOLA, as to its ability to generate revenues or as to how soon, if ever, the purchasers of Units may receive a return on their investment.

RISKS OF UNDERCAPITALIZATION AND ADDITIONAL CAPITAL RAISES

IZOLA currently has a limited sales history. Without robust sales, IZOLA will rely almost entirely on the proceeds from the Offering to fund growth of its operations. The Company anticipates that it will seek to raise additional capital from time to time. A financing may involve incurring debt or selling equity securities to raise money to pay for operating expenses, to implement IZOLA's business strategy or to otherwise maximize the opportunities available to IZOLA. The Company cannot assure Investors that additional financing will be available to IZOLA on commercially reasonable terms, or at all. If the Company raises capital through the sale of equity securities, the percentage ownership of the Members could be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of the holders of the Company's outstanding Units at the time of such investment. If the Company is unable to obtain additional financing, its ability to fund its operations and execute its business plan could be materially adversely affected and Investors could lose all or a significant portion of their investment. The Company's inability to adequately fund its business development would also harm its ability to earn revenues.

LIMITED SERVICES

IZOLA operates with a very limited scope, offering only particular goods and services to customers, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which the Company operates is highly competitive and could become increasingly competitive with new entrants in the market. IZOLA competes with many other businesses, both large and small, on the basis of products offered, quality, price, location, and customer experience. Changes in customer preference away from IZOLA's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company, including decisions relating to IZOLA. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

The Company's success will be dependent, in part, upon the services of its senior management, currently Jeffrey Lamont Brown ("**Brown**") and Jennifer Chen ("**Chen**"). The Company does not currently have written employment agreements with its senior management. The loss of the services of one or more members of senior management could have a significant adverse effect on the Company's business, operating results and financial condition.

FINANCIAL FORECASTS RISKS

The financial forecasts provided to Investors by the Company are forecasts by the Company based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, IZOLA is a newly established business and therefore has limited operating history from which forecasts could be projected.

IZOLA's limited operating history makes financial forecasting highly speculative. Because of the speculative nature of such forecasting, future operating results will undoubtedly differ materially from any forward-looking or "pro forma" forecasts and financial projections which may have been provided to Investors by the Company. Investors are therefore cautioned against relying on any such forward-looking statements or financial projections as a prediction of future results.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. In addition, the Operating Agreement restricts the transfer of Units. Given these factors, you should be prepared to hold your investment for its full term.

IZOLA anticipates that for the foreseeable future it will retain and reinvest any profits from operations back into the business to fund growth and expansion. Therefore, even if the Company is profitable, it is not likely to make any cash distributions to Investors for some time.

Each Investor will be required to represent that (i) the Units are being acquired for investment and not with a view to distribution or resale, (ii) such Investor understands the Units are not freely transferable and (iii) such Investor must bear the economic risk of the investment for an indefinite period of time because the Units: (a) have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws; and (b) cannot be sold unless they are subsequently registered or an exemption from such registration is available and such subscriber complies with the other applicable provisions of the Operating Agreement. There will be no

market for the Units and Investors cannot expect to be able to liquidate their investment in case of an emergency. Further, the sale of the Units may have adverse federal income tax consequences (the potential purchasers are strongly advised to seek counsel from his or her tax and financial advisor with respect to an investment in the Company). A Member of the Company will be permitted to assign or sell its interest in the Company only in very limited circumstances, as more fully set forth in the Operating Agreement.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

THE PRICE OF THE UNITS WAS DETERMINED ARBITRARILY

The purchase price of the Units have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the Company for the Offering.

In 2022, Brown gifted 20% of his Units (2,400,000 Units) to Chen based on a value of $.01 per Unit.

The initial round of the Offering closed on July 2, 2022. The price for the Units during the initial round was $1.00 per Unit. The Offering was extended to August 30, 2023 and the price for the Units was increased to $2.00 per Unit, which is twice the sale price of the Units in the initial round of this Offering.

THE INTENDED USE OF PROCEEDS IS ANTICIPATORY AND MAY BE SUBJECT TO CHANGE

The net proceeds to the Company from the sale of the Units are anticipated to be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "**Offering Materials**") available to the undersigned on the Company offering profile at https://www.mainvest.com. The Investor understands the use of funds described in the Offering Materials are anticipated uses only and that the Manager retains broad discretion to reallocate the proceeds of the Offering as the Manager deems necessary or appropriate to suit the needs of the Company as circumstances evolve. The failure of the Manager to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently anticipates that it will retain future earnings, if any, for use in the operation and expansion of the Company's business (and the payment of certain debt) and, therefore, the Company does not anticipate declaring any distributions to Members in the foreseeable future.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. In the event the Company ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Offering of the Units will not be registered with the Securities and Exchange Commission under the Securities Act or the securities agency of any state, and the Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws ("**Regulation Crowdfunding Exemption**"). Since this is a nonpublic offering and, as such, is not registered under federal or state securities laws, Investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority. If the Company should fail to comply with the requirements of the Regulation Crowdfunding Exemption, Investors may have the right, if they so desired, to rescind their purchase of the Units. It is possible that one or more Investors seeking rescission would succeed. If a number of Members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investments in the Company by the remaining Members.

INCOMPLETE OFFERING INFORMATION

Title III of the JOBS Act does not require the Company to provide investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that Investors in the Company would make a different decision if they had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to Investors for at least 12 months following the Offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks

that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the Company's business.

CERTAIN FINANCING RISKS REGARDING EXPANSION TO SECOND LOCATION

IZOLA plans to open a second location at 3320 & 3326 Fairmount Avenue, San Diego, CA 92105 (the "**New Location Property**"). 3320 Fairmount LLC ("**Property Owner**"), which is co-owned by Brown and Chen, has acquired the New Location Property. Property Owner and the Company have entered into a lease agreement pursuant to which the Company shall lease the New Location Property for approximately 25 years ("**New Location Lease**"). Property Owner entered into certain loans allowing Property Owner to borrow up to an aggregate principal amount of $2,005,000 to finance the acquisition of the New Location Property and the construction of certain improvements to the New Location Property ("**New Location Financing**").   The Company, Brown, and Chen are each joint and several guarantors of the New Location Financing. If the Company does not generate sufficient revenues to pay the rent under the New Location Lease and the Company is unable to raise additional financing (whether debt or equity) to make the rental payments, then such failure to pay rent may result in a default under the New Location Lease resulting in the loss of the Company's leasehold interest in the New Location Property, as well as liability to the Property Owner for damages under the terms of the New Location Lease. In addition, failure to pay the rent under the New Location Lease may result in the Property Owner not having the resources to pay the loan payments under the New Location Financing which may result in, among other things, a default under the New Location Financing, the foreclosure by the lender of the New Location Property, the termination of the New Location Lease and the Company's leasehold interest in the New Location Property, and a collection proceeding for the unpaid balance of the New Location Financing plus damages against the Company under its joint and several guaranty of the New Location Financing. Any of the foregoing may result in the possible loss by Investors of all or a significant portion of their investment.

AFFECTS OF NON-COMPLIANCE WITH CURRENT DEH PERMIT

Currently, IZOLA is licensed to sell food to consumers from its current location at 710 13th Street (Ste 300) San Diego, CA, under a Class B Cottage Food Permit issued by the Department of Environmental Health and Quality Food and Housing Division (the "DEH"). The Class B Cottage Food Permit requires that a permittee have no more than one full-time equivalent employee (other than owners and their immediate family and household members) and no more than $50,000 in annual revenue. IZOLA currently exceeds those limitations (IZOLA currently has 16 full-time employees and generates approximately $130,000 in monthly

revenue). IZOLA understands that to receive a new permit to accommodate its current business operations, it will have to renovate its kitchen at the current location, which will include, among other things, new flooring, new wall covering, additional plumbing, and a dedicated dishwashing area. IZOLA has submitted renovation plans to the DEH and is awaiting approval. Once approved, IZOLA intends to get bids and suspend operations at the bakery during construction and until the new permit is issued. Since many aspects of the construction and permitting process are outside of IZOLA's control, IZOLA cannot guarantee that the new permit will be issued within a specific amount of time. The new permit does not have revenue or employee headcount limitations.

The DEH could demand immediate compliance with the Class B Cottage Food Permit until the new permit is issued. If that comes to pass, IZOLA may have to reduce the scope of its operations until it is in compliance with the Class B Cottage Food Permit or suspend operations until the renovations are complete and the new permit is issued, which may adversely impact its revenue projections. It is also possible that the renovations and/or securing the new permit may take longer than anticipated, which will also adversely affect its revenue projections. Further, the DEH has the authority to fine IZOLA up to 3x the cost of the new permit or $2,790 total. Management believes that any short-term suspension or reduction in its operations due to the expected time to renovate and receive the new permit, or any monetary penalty related to its non-compliance with the Class B Cottage Food Permit, will not have a material long-term impact on IZOLA's operations. However, this may not be the case if IZOLA is forced to close the bakery or materially reduce its operations for an extended period of time.

CONFLICTS OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

The Operating Agreement permits the Company to enter into contracts, agreements, and other business dealings with Members and Affiliates (as defined in the Operation Agreement) ("**Affiliate Transactions**") which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager ("**Affiliate Transaction Requirements**").

The Company has entered into certain material Affiliate Transactions which are set forth in **Exhibit 2** of Subscription Agreement. These Affiliate Transactions constitute a conflict of interest between Brown, Chen, and Property Owner (which is owned by Brown and Chen), on the one hand, and the Company, on the other hand. While the Company believes that the provisions and conditions of the Affiliate Transactions meet the Affiliate Transaction Requirements considering all of the relevant circumstances, including those relating to the acquisition and financing of the New Location Property, the development of the New Location Property, the leasing market, and the requirements of the Company to successfully pursue its business plan, the terms of the Affiliate Transactions may not be deemed to meet the Affiliate Transaction Requirements if challenged by one or more Members of the Company.

Brown has personally guaranteed an SBA loan made to the Company; the Company, Brown and Chen have jointly and severally personally guaranteed the New Location Financing; and

Brown and Chen may elect to guaranty future loans to the Company (as appliable). As Manager, Brown will have the discretion as to how to allocate the resources of the Company, including whether to pay down debt personally guaranteed by Brown and/or Chen. Brown may cause the Company to pay down this debt instead of using the funds for other business purposes, including business purposes that an Investor may believe is a better use of such funds, such as distributions to Members or investment in sales, marketing or new equipment.

Since the Company and Property Owner are jointly and severally liable under the New Location Financing, Brown's decisions on behalf of the Company may be compromised by his and Chen's financial interest in Property Owner (Brown and Chen currently each have a 50% ownership interest in Property Owner).

The agreements governing the Affiliate Transactions may not address or may leave some discretion to the Company and the Property Owner as to how to address certain issues that may arise from time to time with respect to, among other things, the financing and development of the New Location Property and the operation of IZOLA at the New Location Property. Where such discretion exists, Brown and Chen, as the managing members of Property Owner, may generally make decisions that benefit the New Location Property to the detriment or expense of the Company with respect to the Affiliate Transactions.

Generally, an Investor's interests and the interests of the Company's management should coincide: However, an Investor's interests might be in conflict not only in the areas described above, but in other important areas, including these: An Investor might want the Company to act conservatively to maximize the chances or size of distributions to the Investors, while the Company might prefer to spend aggressively to grow the IZOLA business. An Investor may desire to keep the compensation of managers lower than what the managers believe is fair compensation for their services.

An Investor should thoroughly consider the actual and potential conflicts of interest that exist, and the risks relating thereto, before making an investment in the Company.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

The Manager has the power, without the vote of the Members, to create classes of membership interests or units having rights, powers, and duties superior to the Units to be purchased by Investors, including, without limitation, the right to be paid before holders of such Units, the right to receive larger distributions than the holders of such Units, or the right to have a greater voice in management than holders of such Units. Such superior rights may, among other things, have a materially adverse effect on the value of the Units purchased an Investor.

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or

management), which is responsible for monitoring the Company's compliance with the law. The Company will not be required to implement these and other investor protections.

THE COMPANY IS SUBJECT TO THE CONTROL OF THE MANAGER AND THE OWNER OF A MAJORITY OF THE UNITS

The Company is a "manager-managed limited liability company" as defined in the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time. Manager will have the right to make all day-to-day decisions and most major decisions with respect to the management and operation of the business and affairs of the Company. The Members will have only very limited rights of approval of Company matters as set forth in the Operating Agreement. When Member approval is required under the Operating Agreement a majority of the outstanding Units can generally approve such decisions. As of the date hereof, Brown is the Manager and is also the holder a majority of the Units. As a result, Brown has very broad authority to act on behalf of the Company and minority Members in the Company will have very limited rights to limit or curtail Brown's actions. In addition, while Brown is the Manager of the Company, he may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment by a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager.

THE BUSINESS PURPOSE OF THE COMPANY INCLUDES PURPOSES THAT MAY NOT BE OPERATING FOR PROFIT

While the principal business activity and purpose of the Company is the ownership and operation of IZOLA's bread cafes and the marketing, licensing and sale of products and services using the IZOLA's trade name, or any successor trade name, an additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. Accordingly, an investment in the Company may not be suitable for an investor who only wants to invest in a business that has a pure profit motive or who does not share the objectives of the Manager regarding supporting social and environmental change in this manner.

MEMBERS INCLUDING THE MANAGER MAY ENGAGE IN OUTSIDE BUSINESS ACTIVITIES

The Manager will not be required to devote any fixed amount of time to the affairs of the Company. The Members, including the Manager, are permitted to continue to engage in other business activities and are not obligated to present to the Company or Investors any particular investment or opportunity, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company. As a result, the Manager or Members could divert opportunities away from the Company and reduce the potential returns resulting from the investment.

THE UNITS ARE UNCERTIFICATED

Except as otherwise determined by the Manager, in Manager's discretion, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company.

DISPUTES RELATING TO THE UNITS AND OPERATING AGREEMENT TO BE ARBITRATED

In most circumstances, binding arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement and the rights of Investor under the Operating Agreement. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator, and administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. The arbitration process is set forth in further detail in the Operating Agreement.

THE COMPANY'S OBLIGATION TO INDEMNIFY THE MANAGER AND MANAGER'S AFFILIATES COULD RESULT IN SIGNIFICANT CHANGES THAT WOULD ADVERSELY AFFECT THE COMPANY'S PERFORMANCE

Under the Operating Agreement, the Manager and Manager's affiliates are not liable to the Company or to the Members for any act or omission except for acts of misconduct or gross negligence, and under certain circumstances, the Manager and Manager's affiliates will be entitled to indemnification from the Company for certain losses, including, without limitation, on personal guarantees of Company debt. Such indemnification obligations may be material. The indemnification obligations of the Company would be payable from the assets of the Company, including the capital contributions of the Members.

RIGHTS TO REQUIRE MEMBERS TO PARTICIPATE IN A SALE TRANSACTION

Subject to certain limitations as set forth in the Operating Agreement, if Members holding a majority of the outstanding Units elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party, the Operating Agreement obligates the other Members to consent to the proposed transaction and to take all other actions reasonably necessary or desirable to cause the consummation of such proposed transaction. Therefore, you may be required to sell your Units without consent if the owners of a majority of the Company's Units desire to sell their Units

COMPANY HAS RIGHTS TO PURCHASE UNITS UNDER CERTAIN CIRCUMSTANCES

If a Member receives a bona fide written offer from a third party to purchase all or a portion of such Member's Units, the Company has a right of first refusal to purchase such Units as set forth in more detail in the Operating Agreement.

The Company shall have the right, as set forth in more detail in the Operating Agreement, to repurchase the Units of a Member upon the withdrawal, resignation, expulsion, bankruptcy, dissolution, death or occurrence of any other event which terminates the continued membership

of such Member. The purchase price for such Member's Units shall be the fair-market value of such Units as determined by the Manager in Manager's good faith discretion (which means that the Manager may not be required to obtain an independent appraisal or valuation of the Units). The purchase price may be paid in full in cash or in installments as set forth in the Operating Agreement. These purchase terms are favorable to the Company.

SIDE AGREEMENT BETWEEN BROWN AND CHEN

Brown and Chen have entered into an agreement ("**Side Agreement**") giving each other the option and right to purchase the other's Units ("**Purchase Right**") in the event of the termination of the other's membership with the Company, including the withdrawal, expulsion, bankruptcy, dissolution, or death of such person ("**Dissociation Event**"). The purchase price for such Units is their fair market value based on an appraisal process (if Brown or Chen, or their legal representatives, as applicable, cannot agree on a purchase price). The Operating Agreement generally gives the Manager the right to cause the Company (or an assignee), in Manager's discretion, to acquire a Member's Units with respect to a Dissociation Event at fair market value as determined in the Manager's good faith discretion. If either Brown or Chen suffered a Dissociation Event and the other exercised the Purchase Right with respect to such event, the Side Agreement would result in either Brown or Chen acquiring ownership of the other's Units, and not the Company, and possibly using a different process to determine the fair market value of the Units. If Chen acquires Brown's Units under the Side Agreement, then Chen may acquire enough Units to give her a majority of the outstanding Units, and, in such event, Chen will have sufficient votes to appoint herself the Manager of the Company, giving her substantial control over the Company's operations.

In addition to their business relationship operating IZOLA, Brown and Chen have a personal relationship. If their personal relationship ends (a "**Separation**"), then Brown has the right and option to purchase Chen's Units at fair market value, as agreed by Brown and Chen or, if they cannot agree, determined by an appraisal process. The Operating Agreement generally restricts transfers of Units except in certain circumstances, including transfers of Units approved by the Manager in its sole and absolute discretion. If Brown is the Manager at the time of Separation, then Brown will have the authority to approve the transfer of Units from Chen to Brown under the Side Agreement.

MEMBERS CLAIMS ARE SUBORDINATE TO CREDITORS

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the Members only after the satisfaction of claims of creditors and the establishment of reserves. Accordingly, the ability of the Members to recover all or any portion of their investment under such circumstances will depend on the amount of the funds so realized and the claims to be satisfied therefrom.

OTHER BUSINESS RISKS

The current business of the Company is the operation of an artisan bakery, limited to hot-from-the-oven small-batch croissants and wild sourdough. A business primarily focused on

this concept is a relatively untried concept in the United States. The success of the Company's business will in large part be dependent upon the acceptance by the public of this concept. Failure of the concept to find acceptance among local customers would likely result in the failure of the Company. In addition, the Company operates in an industry with significant competition. The Company's business plan does not rely on intellectual property rights owned by the Company, other than with respect to the IZOLA trade name As a result, there is little intellectual property protection of the Company's business plan, and competitors may develop competitive products that gain market acceptance. Competition could result in lost sales, pricing pressures, reduced margins or the failure of the Company to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

At the time of this Subscription Agreement, the region and world are experiencing an ongoing pandemic caused by the COVID-19 virus. On the advice of public health officials, government authorities and regulators have in the past taken various actions to mitigate the spread of COVID-19, including requiring businesses to implement safety measures (social distancing, mask wearing), encouraging remote working, and ordering the shutdown of "non-essential" businesses. While many restrictions have been lifted, they will continue to impact business operations for the foreseeable future and new requirements could be imposed at any time. It is impossible to predict what long-term impacts the COVID-19 pandemic or similar public health emergencies may have on the Company or this investment.

CERTAIN TAX MATTERS

The Manager has elected that the Company be classified as a C corporation for Federal income tax purposes. As a C corporation, Company profits will be subject to double taxation (meaning that income earned by the Company is taxed at the entity level and, thereafter, remaining profits distributed to the holders of Units as dividends will be subject to income tax on the personal level). At any time, if deemed advisable by the Manager, the Manager shall have the right to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation, in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. If, at some point, the Manager elects that the Company be classified as a partnership, each Member will be subject to income tax each year on his, her or its allocable share of the income or gains (if any) of Company, even if no cash distributions are made by the Company to the Member or cash distributions made by the Company to the Member are not sufficient to pay taxes.

The foregoing list of Risk Factors is not a complete explanation of the risks involved in an investment in the Company. Investors should consult their own legal, tax and investment advisors before deciding whether to invest in the Company.

EXHIBIT 2

AFFILIATE TRANSACTIONS DISCLOSURE

- IZOLA plans to open a second location at 3320 & 3326 Fairmount Avenue, San Diego, CA 92105 (the "**New Location Property**"). 3320 Fairmount LLC ("**Property Owner**"), which is co-owned by Brown and Chen, has acquired the New Location Property. Property Owner and the Company have entered into a Commercial Lease dated as of August 1, 2022, amended by that certain Addendum to Commercial Lease and that certain First Amendment to Commercial Lease, pursuant to which the Company has the right to lease the New Location Property for 25 years (collectively, the "**Affiliate Lease**"). A copy of the Affiliate Lease is included in the Offering Materials. The Affiliate Lease is available to Investors upon request. The Affiliate Lease may be amended from time to time in accordance with the provisions of the Operating Agreement related to Affiliate Transactions.

- Property Owner entered into certain loans allowing Property Owner to borrow up to an aggregate principal amount of $2,005,000 to finance the acquisition of the New Location Property, the construction of certain improvements to the New Location Property and other specified costs ("**New Location Financing**"). The Company, Brown, and Chen are each joint and several guarantors of the New Location Financing. The Affiliate Lease is subordinate to the lien of the New Location Financing. Certain New Location Financing documents will be made available to Investors upon request.

- Based on the current budget for the construction of tenant improvements on the New Location Property, the funds necessary for such contraction are being funded by the proceeds of the New Location Financing and capital provided by the Property Owner. Any tenant improvement costs over the current budget shall be funded by the Company as further set forth in the Affiliate Lease. Any funding of the tenant improvements by the Company will benefit the New Location Property and, therefore, indirectly inure to the benefit of Chen and Brown personally, as co-owners of the Property Owner. Please refer to the use of funds described in the Offering Materials.

- The Operating Agreement of the Company allows the Manager to receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager to be reasonable under the circumstances. The Operating Agreement also

permits the Company to enter into contracts, agreements, and business dealings with Members and Affiliates which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager.

- The Company is currently paying to the Manager (co-founder Jeffrey Brown) compensation of $15.00 per hour.   The Company is also paying compensation to Jennifer Chen (co-founder) of $15.00 per hour for her services as an executive of the Company. It is anticipated that such compensation may be adjusted from time to time (and may be changed from per hour compensation to an annual salary with benefits) based on the success of IZOLA, market conditions, compensation paid to others for similar services, and other factors, as determined by Manager in his good faith discretion

- The Company has agreed to pay Jeffrey Brown (Manager and co-founder) and Jennifer Chen (executive and co-founder) performance bonuses of up to $195,000 in the aggregate. The Manager shall determine the final amount and timing of the bonus payments based on the Company's ability to pay the performance bonuses as determined by Manager, in Manager's sole good faith discretion, provided that the total of the performance bonuses both to Brown and Chen shall not exceed $195,000 in the aggregate.